[redacted]

12025055

No Act
PE 12/23/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-12

Re: Johnson & Johnson
Incoming letter dated December 23, 2011

Dear Ms. Ising:

This is in response to your letter dated December 23, 2011 concerning the shareholder proposal submitted to Johnson & Johnson by the NorthStar Asset Management, Inc. Funded Pension Plan. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Julie N.W. Goodridge
President
NorthStar Asset Management, Inc. Funded Pension Plan
P.O. Box 301840
Boston, MA 02130

February 3, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 23, 2011

The proposal recommends that the board adopt a policy under which the proxy statement for each annual meeting will contain a proposal with specific features relating to electioneering and political contributions and communications.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(11). We note the proposal is substantially duplicative of a previously submitted proposal that will be included in Johnson & Johnson's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Louis Rambo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 45016-01913

December 23, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of NorthStar Asset Management, Inc. Funded Pension Plan
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "NorthStar Proposal") and statements in support thereof submitted by the NorthStar Asset Management, Inc. Funded Pension Plan (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the NorthStar Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The NorthStar Proposal states:

> **Resolved:** Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:
>
> - the Company's and JJPAC policies on electioneering and political contributions and communications,
> - any specific expenditures for these electioneering and political contributions and communications known to be anticipated during the forthcoming fiscal year,
> - the total amount of anticipated expenditures,
> - management's analysis of the congruency with company values and policies of those political and electioneering policies, and of resultant expenditures for the prior year and forthcoming year;
> - and providing an advisory shareholder vote on those policies and future plans.
>
> **Supporting Statement:** Proponents recommend that the annual proposal contain management's analysis of risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as support of or opposition to a specific candidate.

The NorthStar Proposal's supporting statements indicate that the NorthStar Proposal is necessary as a result of "greater public and shareholder concern about political spending" in light of the Supreme Court's ruling in *Citizens United v. Federal Election Commission*, 558 U.S. 50 (2010). A copy of the NorthStar Proposal and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the NorthStar Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) because the NorthStar Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's 2012 Proxy Materials.

ANALYSIS

The NorthStar Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

On November 3, 2011, before the November 7, 2011 date upon which the Company received the NorthStar Proposal, the Company received a proposal from James W. Mackie (the "Mackie Proposal"). *See* Exhibit B. The Mackie Proposal requests that "[t]he Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

The Company intends to include the Mackie Proposal in its 2012 Proxy Materials. Furthermore, the principal thrust or principal focus of the NorthStar Proposal and the Mackie Proposal is the same: providing a shareholder vote on the Company's political activities. This is evidenced by the language of both proposals: the Mackie Proposal would require shareholder approval of the Company's political contributions while the NorthStar Proposal requests disclosures about an advisory shareholder vote on the Company's political activities, including its upcoming political contributions. In addition:

- The NorthStar Proposal and the Mackie Proposal each assert that there is a disconnect between the desires of shareholders and corporate political expenditures. The NorthStar Proposal's recitals focus on several incidents where politicians, to whose campaigns the Company contributed funds, voted on certain matters in a way that could be seen as inconsistent with the Company's goals and policies. The Mackie Proposal similarly states that the use of corporate funds by large corporations, such as the Company, may be against the wishes of the shareholders.

- The NorthStar Proposal and the Mackie Proposal each emphasize contemporary, increased concerns about corporate political spending. For example, the NorthStar Proposal's recitals state that the Proponent believes that the Company should "minimize risk to the firm's reputation and brand" immediately after a recital asserting that *Citizens United* resulted in "greater public and shareholder concern about corporate political spending." The Mackie Proposal similarly lists both public and shareholder concerns among the "reasons for passage of this resolution." It further states that "[w]e have recently seen the result of undue political influence that has . . . created problems for stock holders and consumers in the worlds of finance, food, health care and petroleum" and notes that "political influence exerted by large corporations had a direct impact" on this influence.

- The NorthStar Proposal and the Mackie Proposal each address concerns about disclosures of corporate political spending. The Mackie Proposal reflects the proponent's concern that companies can, through advocacy groups, make unlimited political contributions "without even informing their own shareholders." The NorthStar Proposal directly addresses this same concern with detailed requirements for the Company to disclose its political spending, as well as the political spending by the Company's political action committee.

Although the NorthStar Proposal and the Mackie Proposal may differ in their precise terms and breadth, the principal thrust of each concerns a shareholder vote on the Company's political activities. Therefore, the NorthStar Proposal substantially duplicates the earlier received Mackie Proposal.

The Staff has concurred that proposals are substantially duplicative where, as the company argued in *Ford Motor Co.* (avail. Feb. 19, 2004), "the terms and the breadth of the two proposals are somewhat different, [but] the principal thrust and focus are substantially the same." *See e.g., Abbott Laboratories* (avail. Feb. 4, 2004) (concurring that a proposal requesting limitations on all salary and bonuses paid to senior executives was substantially similar to an earlier proposal requesting only that the board of directors adopt a policy prohibiting future stock option grants to senior executives); *Ford Motor Co. (Lazarus)* (avail. Feb. 15, 2011) (permitting the exclusion of a proposal requesting a semi-annual report detailing political contribution expenditures as substantially similar to a proposal requesting that a yearly report detailing political expenditures be published in certain major newspapers); *Merck and Co., Inc.* (avail. Jan. 10, 2006) (permitting the exclusion of a proposal requesting that the company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE"); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (permitting the exclusion of proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs"); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting the exclusion of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race).

Of particular relevance is *FedEx Corp.* (avail. Jul. 21, 2011), where the Staff found two shareholder proposals to be substantially duplicative where one proposal, which was almost identical to the NorthStar Proposal, requested disclosure about the company's political contributions, the policies governing them and an advisory shareholder vote on them and the other proposal sought a semi-annual report detailing the company's political contributions and expenditures as well as the company's formal policies for such contributions and expenditures.[1] The NorthStar Proposal presents a very similar question to that which was presented in *FedEx*. The *FedEx* proposal sought disclosure and a shareholder vote on the company's political contributions, expenditures and policies. The proposal to which it was compared for purposes of Rule 14a-8(i)(11) sought one of those two items, disclosure, and the Staff concurred that the proposals were substantially duplicative. Similarly, the NorthStar Proposal seeks disclosure and a shareholder vote on the Company's political contributions, expenditures and policies, and the Mackie Proposal seeks one of those two items, a shareholder vote. Consistent with *FedEx*, although the NorthStar Proposal is broader than the Mackie Proposal, the NorthStar Proposal and the Mackie Proposal share the same principal thrust and focus: providing a shareholder vote on the Company's political expenditures.

Moreover, the NorthStar Proposal and the Mackie Proposal can be distinguished from the proposals in *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004). In that matter, Bristol-Myers argued that a proposal requesting that the company prohibit all corporate contributions had the same principal thrust as a proposal that requested the company publicize all its political contributions. The Staff did not concur in this view since one proposal focused on increasing public disclosure of Bristol-Myers's political spending while the other sought to remove the company from politics altogether. Here, both the NorthStar Proposal and the Mackie Proposal seek a shareholder vote on the Company's political expenditures.

Finally, there is a risk that the Company's shareholders may be confused if asked to vote on both the NorthStar Proposal and the Mackie Proposal. If both proposals are included in the Company's 2012 Proxy Materials, shareholders could assume incorrectly that there must be substantive differences between the two proposals. This confusion would result not only from each proposal's request for shareholder votes on the Company's political activities but

---

[1] The Proponent was also the proponent in *FedEx*, where it submitted a proposal almost the verbatim equivalent of the NorthStar Proposal. In that matter, the Proponent argued that the requested vote, rather than its associated disclosure, was the principal thrust of the proposal, saying:

> The Company mistakenly asserts that the Proposal's essential objective is to provide shareholders with information on the company's political giving; by contrast, *the Proposal, from its title to its resolve clause is clearly intended to create an advisory shareholder franchise*, the opportunity for shareholders to review and vote on an advisory basis regarding company policies and implementation regarding electioneering contributions.

FedEx Corp. (avail. Jul. 21, 2011) (emphasis added). Based on this explanation by the Proponent, exclusion is even more warranted here than it was in *FedEx* since, unlike the proposal to which the *FedEx* proposal was compared, the Mackie Proposal explicitly relates to voting on political contributions.

also each proposal's references to shareholder concerns of corporate political spending and the need for greater disclosure of such political activities. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the NorthStar Proposal should be excluded as substantially duplicative of the Mackie Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the NorthStar Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Douglas K. Chia, Johnson & Johnson
Julie N.W. Goodridge, NorthStar Asset Management, Inc. Funded Pension Plan

101203145.7

GIBSON DUNN

EXHIBIT A

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

RECEIVED
NOV - 7 2011
DOUGLAS CHIA

November 4, 2011

Mr. Douglas K. Chia
Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Chia:

Considering the recent Supreme Court decision of *Citizens United v. Federal Election Commission* and past public backlash against corporate political spending, we are concerned about our Company's potential exposure to risks caused by our future electioneering contributions.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of more than $2,000 worth of shares of Johnson & Johnson common stock held for more than one year, the NorthStar Asset Management Funded Pension Plan is submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of the General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors adopt a policy under which shareholders are given an advisory vote on our Company's electioneering contributions.

As required by Rule 14a-8, the NorthStar Asset Management, Inc Funded Pension Plan has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. I or my appointed representative will be present at the annual meeting to introduce the proposal.

A commitment from Johnson & Johnson to create a policy providing an advisory shareholder vote on electioneering contributions will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,

Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Say on Political Contributions

Whereas, the Supreme Court ruling in *Citizens United v. Federal Election Commission* interpreted the First Amendment right of freedom of speech to include certain corporate political expenditures involving "electioneering communications," resulting in greater public and shareholder concern about corporate political spending;

Whereas, proponents believe Johnson & Johnson (J&J) should establish policies that minimize risk to the firm's reputation and brand through possible future missteps in corporate political contributions;

Whereas, in July 2010 Target Corporation donated $150,000 to the political group Minnesota Forward, which was followed by a national controversy with demonstrations, petitions, threatened boycotts, and considerable negative publicity;

Whereas, J&J's website states that "as a health care company, [J&J] understands that climate change can negatively affect human health. We have taken sustained, long term action to address our greenhouse gas emissions . . . We also support responsible climate and energy policy.". Yet since 2009, J&J issued corporate funds to 24 co-sponsors of a bill in New Jersey's House and Senate to repeal the *Global Warming Response Act* (A3147/S2250) and J&J's Political Action Committee (JJPAC) designated more than 37% of its contributions to politicians voting **against** the *American Clean Energy and Security Act of 2009* (H.R. 2454) and **for** deregulating greenhouse gases (H.R. 910).

Whereas, J&J has a nondiscrimination policy stating that "the Company and its subsidiaries may not discriminate against any employee based on . . . gender, sexual orientation . . ." Yet since 2009, JJPAC designated more than 38% of its contributions to politicians voting **against** hate crimes legislation and the repeal of Don't Ask Don't Tell, and sponsoring the Federal Marriage Amendment Act, which would eliminate same sex marriage across the nation.

Whereas, J&J is "committed to respecting human rights," yet in 2009, J&J contributed corporate funds to two co-sponsors of Alabama's immigration law H.B. 56, which is being challenged by the White House as unconstitutional.

Resolved: Shareholders recommend that the Board of Directors adopt a policy under which the proxy statement for each annual meeting will contain a proposal describing:

- the Company's and JJPAC policies on electioneering and political contributions and communications,
- any specific expenditures for these electioneering and political contributions and communications known to be anticipated during the forthcoming fiscal year,
- the total amount of anticipated expenditures,
- management's analysis of the congruency with company values and policies of those political and electioneering policies, and of resultant expenditures for the prior year and the forthcoming year;
- and providing an advisory shareholder vote on those policies and future plans.

Supporting Statement: Proponents recommend that the annual proposal contain management's analysis of risks to our company's brand, reputation, or shareholder value. "Expenditures for electioneering communications" means spending directly, or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Johnson & Johnson

DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 17, 2011

VIA FEDERAL EXPRESS

Julie N. W. Goodridge
President
NorthStar Asset Management, Inc Funded Pension Plan
PO Box 301840
Boston, MA 02130

Dear Ms. Goodridge:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 7, 2011 of the shareholder proposal submitted by you regarding an advisory vote on electioneering contributions under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Proposal"). Please be advised that you must comply with all aspects of the Rule with respect to your shareholder proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the your attention.

The Company's stock records do not indicate that you are the record owner of Company shares, and to date, we have not received proof that you have satisfied the Rule's ownership requirements. To remedy this defect, please furnish to us, within 14 days of your receipt of this letter, sufficient proof that you, NorthStar Asset Management, Inc Funded Pension Plan, have continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the Proposal at the 2012 Annual Meeting for at least one year as of the date you submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule, sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or

form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you plan to use a written statement from the "record" holder of your shares as your proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether a particular broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is currently available on the Internet at:
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

- If your broker or bank is not on the DTC participant list, you will need to obtain a proof of ownership from the DTC participant through which your shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find who this DTC participant is by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy paragraph (b)(2)(i) of the Rule by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the required amount of securities was continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming your broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send your response to me via facsimile at (732) 524-2185 or via e-mail at *dchia@its.jnj.com*. For your convenience, a copy of the Rule and SEC Staff Legal Bulletin No. 14F is enclosed.

In the interim, you should feel free to contact either my colleague, Lacey Elberg, Assistant Corporate Secretary, at (732) 524-6082 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,

Douglas K. Chia

cc: L. P. Elberg, Esq.

Enclosures

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

November 18, 2011

Mr. Douglas K. Chia
Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Chia:

Thank you for your letter in response to our shareholder proposal filed on November 4, 2011. Enclosed, please find a letter from our brokerage, MorganStanley SmithBarney (a DTC participant), verifying that the NorthStar Funded Pension Plan has held the requisite amount of stock in Johnson & Johnson for more than one year prior to filing the shareholder proposal. As previously stated, we intend to continue to hold these shares through the next shareholder meeting.

Should you need anything further, do not hesitate to contact me at mschwartzer@northstarasset.com. Thank you in advance for your attention to this matter.

Sincerely,

Mari C. Schwartzer
Mari C. Schwartzer
Assistant for Client Services and Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

November 8, 2011

Mr. Douglas K. Chia
Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Chia:

Morgan Stanley Smith Barney, a DTC participant, acts as the custodian for the NorthStar Asset Management, Inc. Funded Pension Plan. As of November 4, 2011, the NorthStar Funded Pension Plan held 176 shares of Johnson & Johnson common stock valued at $11,285.12. Morgan Stanley Smith Barney has continuously held these shares on behalf of the NorthStar Asset Management Funded Pension Plan since November 4, 2010 and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,

Donna Colahan
Vice President
Chartered Long Term Care Specialist
Chartered Retirement Plan Specialist
Financial Advisor
The C and C Group
Morgan Stanley Smith Barney, LLC

EXHIBIT B

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

October 30, 2011

Secretary
Johnson & Johnson
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Resolution for Proxy Statement

Dear Secretary:

As of the date of this letter I am the owner of 3,950 shares of Johnson & Johnson common stock and request the inclusion of the following in the proxy statement for the upcoming annual stockholder meeting:

"Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

There are five reasons for passage of this resolution:

1. The ability of large corporations to provide large amounts of funding for political candidates gives the corporation the ability to manage legislation that will provide them with legislated or regulatory benefits that place their smaller competitors at a disadvantage in the market place.
2. Endowment funds, insurance companies, mutual funds and pension funds currently hold the majority of all publicly traded shares and these shares are held for the benefit of many small investors. To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares.
3. We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the worlds of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. Unless large corporations are prevented from make political contributions to elected officials, or their political parties, these practices will continue.
4. Legislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide significant perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations.
5. The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders.

Email *** FISMA & OMB Memorandum M-07-16 *** Telephone *** FISMA & OMB Memorandum M-07-16 *** Fax *** FISMA & OMB Memorandum M-07-16 ***

In accordance with Rule 14a-8 of the Securities and Exchange Act of 1934:

1. I enclose a statement from Charles Schwab & Company stating the number of shares in my personal account and the dates of acquisition.
2. I do not intend to sell the stock of your company shown in the listing until an unknown date in the future, but not before the annual stockholders meeting.
3. I plan to attend the annual stockholder meeting.

For years I have admired the quality of management in your company and that is the reason for my ownership of your stock.

I look forward to your response to this request.

Sincerely,

James W. Mackie

James W. Mackie

Encl: Statement of Charles Schwab & Company for the period September 1-30, 2011
Cc: Securities and Exchange Commission

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James W. Mackie

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Secretary
Johnson & Johnson
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933